Filed Pursuant to Rule 424(b)(2)
Registration No. 333-171111
PROSPECTUS SUPPLEMENT NO. 1
Dated January 21, 2011
(to Prospectus dated December 10, 2010)
Alon USA Energy, Inc.
$23,500,000
Common Stock

     This prospectus supplement relates to the offer and sale of up to $23,500,000 of our common stock and supplements our prospectus dated December 10, 2010 (the “Prospectus”). You should read this prospectus supplement together with the Prospectus.
     We have entered into a Standby Equity Distribution Agreement, or the Purchase Agreement, with YA Global Master SPV Ltd., or YA Global, for the offer and sale of up to $23,500,000 of our common stock, par value $0.01 per share, offered by this prospectus supplement.
     In accordance with the terms of the Purchase Agreement, we may offer and sell our common shares at any time and from time to time to YA Global; however, we are under no obligation to sell any shares pursuant to the Purchase Agreement. We have been advised by YA Global that the resale of any common shares by YA Global, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of sale or at prices related to the prevailing market prices. YA Global will purchase the shares from us based upon a daily dollar volume weighted averaged price for our common shares on the New York Stock Exchange. YA Global will receive a discount equal to 1.5% of the lowest daily dollar volume weighted averaged price during the five trading day pricing period following the date we deliver an advance notice of sale to YA Global. In connection with the resale of the common shares, YA Global will be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and the compensation of YA Global will be deemed to be underwriting commissions or discounts. See “Plan of Distribution” beginning on page 15 of the Prospectus and page 3 of this prospectus supplement.
     Our common stock is quoted on the New York Stock Exchange under the symbol “ALJ.” The last reported sale price of our common stock on January 20, 2011 was $6.96 per share.
     Investing in shares of our common stock involves risks. We urge you to carefully read the section entitled “Risk Factors” beginning on page 1 of the Prospectus in its entirety before you decide whether to purchase shares of our common stock.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 21, 2011.

     You should rely only on the information contained or incorporated by reference in the Prospectus and this prospectus supplement. We have not authorized any other person to provide you with different information. The information contained in the Prospectus, any applicable prospectus supplement and the documents incorporated by reference herein or therein are accurate only as of the date such information is presented. Our business, financial condition, results of operations and prospects may have subsequently changed. You should also read this prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” in the Prospectus.
     This prospectus supplement may be supplemented from time to time to add, update or change information in this prospectus supplement. Any statement contained in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in such prospectus supplement modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus supplement only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus supplement.
     The registration statement containing the Prospectus and this prospectus supplement, including the exhibits to the registration statement, provides additional information about us and the securities offered under the Prospectus and this prospectus supplement. The registration statement, including the exhibits, can be read on the Securities and Exchange Commission website or at the Securities and Exchange Commission offices mentioned under the heading “Where You Can Find More Information” in the Prospectus.

     In this prospectus supplement, unless otherwise specified or the context otherwise requires, “Alon,” “we,” “us” and “our” refer to Alon USA Energy, Inc. and its subsidiaries.

ABOUT THIS PROSPECTUS SUPPLEMENT
     The Prospectus and this prospectus supplement are part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, we may, from time to time, offer and sell the shares of our common stock described in this prospectus supplement in one or more offerings. The aggregate initial offering price of all the shares of our common stock sold under this prospectus supplement will not exceed $23,500,000. The Prospectus provides certain general information about the shares of our common stock that we may offer pursuant to the registration statement. Each time we offer shares of our common stock under this shelf registration, we will attach a prospectus supplement to the Prospectus. The prospectus supplement will contain the specific information about the terms of that offering. The prospectus supplement may also add, update or change the information contained or incorporated in the Prospectus. You should read and consider all information contained in the Prospectus and any accompanying prospectus supplement in making your investment decision. You should also read and consider all information incorporated by reference.
     This prospectus supplement provides specific details regarding the issuance of up to $23,500,000 of our common stock pursuant to the Purchase Agreement. To the extent there is a conflict between the information contained in this prospectus supplement and the Prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement, the Prospectus and the documents we incorporate by reference herein and therein include important information about us and our common stock, and other information you should know before investing. You should read both this prospectus supplement and the Prospectus, together with the additional information described in the Prospectus under the heading “Where You Can Find More Information.”

RISK FACTORS
     An investment in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described in this prospectus supplement and the documents incorporated by reference in the Prospectus, including the risks and uncertainties described in our consolidated financial statements and the notes to those financial statements. The risks and uncertainties described in this prospectus supplement and the documents incorporated by reference in the Prospectus are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. If any of the risks and uncertainties described in this prospectus supplement or the documents incorporated by reference in the Prospectus actually occur, our business, financial condition and results of operations could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly, and you may lose part or all of your investment.
Investors may experience significant dilution as a result of the sale of shares of our common stock under the Purchase Agreement and the resale of such shares by YA Global may result in declines in the price of our stock.
     The sale of our common stock pursuant to the Purchase Agreement will result in dilution of the percentage of our common stock held by current and future shareholders. Because the sales pursuant to the Purchase Agreement will be made based on prevailing market prices at the time advances are made, the prices at which we sell these shares and the number of shares we will issue will vary, perhaps significantly, with the market price of our common stock. The shares of common stock purchased by YA Global under the Purchase Agreement are freely tradable and YA Global may promptly sell the shares we issue to them under the Purchase Agreement in the public markets. Such sales, and the potential for such sales, could cause the market price of our common stock to decline significantly. To the extent of any such decline, any subsequent advances requested by us under the Purchase Agreement would require the issuance of a greater number of shares of common stock to YA Global to raise a given dollar amount.
Our ability to raise funds under the Purchase Agreement will depend on several factors, including the trading volume for our common stock.
     While under the Purchase Agreement, YA Global is committed to purchase our common stock in accordance with the terms of the Purchase Agreement, YA Global may not make any advances which would result in YA Global owning more than 4.99% of our outstanding common stock. Our ability and willingness to sell additional shares of common stock to YA Global and raise funds under the Purchase Agreement will depend on YA Global’s ability to sell shares previously purchased under the Purchase Agreement in a timely manner. This will depend, among other factors, on the trading volume for our shares on the NYSE and prevailing conditions in the capital markets generally. There is no assurance as to the extent to which we will be willing or able to utilize the Purchase Agreement to fund our operations.

USE OF PROCEEDS
     We intend to use the net proceeds we receive from the sale of the shares of our common stock offered by this prospectus supplement for general corporate purposes, which may include, among other things, repayment of debt, capital expenditures, the financing of possible acquisitions or business expansions, increasing our working capital and the financing of ongoing operating expenses and overhead. Pending the application of the net proceeds, we may invest the proceeds in marketable securities and short-term investments.
PLAN OF DISTRIBUTION
     On January 20, 2011, we entered into a Standby Equity Distribution Agreement, or Purchase Agreement, with YA Global. The Purchase Agreement provides that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $23.5 million of our common stock over a two-year commitment period, subject to increase if we increase the amount available to be sold under the registration statement of which this prospectus supplement is a part. From time to time, and at our sole discretion, we may present YA Global with advance notices to purchase our common stock. For each share of our common stock purchased under the Purchase Agreement, YA Global will pay 98.5% of the lowest volume weighted average price, or VWAP, of our common stock on the New York Stock Exchange during the five trading day pricing period following the advance notice. The aggregate amount of each advance requested cannot exceed $1,000,000, subject to increase by up to 50% upon the satisfaction of certain terms and conditions in the Purchase Agreement or unless otherwise mutually agreed to by us and YA Global. The amount issued pursuant to any advance also cannot cause the aggregate number of shares of common stock beneficially owned by YA Global and its affiliates to exceed 4.99% of the then outstanding shares of our common stock. If an advance notice requests the purchase of shares exceeding any of these amounts, that portion of the advance notice will be deemed to be automatically withdrawn.
     Promptly after the end of the five trading day period following delivery of the advance notice, we will deliver to YA Global the requisite number of shares of our common stock against payment by YA Global of the advance amount requested, subject to our satisfaction of certain conditions under the Purchase Agreement. There is no arrangement for funds to be received in an escrow, trust, or similar arrangement. We may continue to deliver additional advance notices until the commitment amount is purchased or the expiration of the two-year period.
     In accordance with the Purchase Agreement, we are required to pay $250,000 as a commitment fee within three days of execution of the Purchase Agreement which we may pay in cash or shares of common stock.
     In addition to our issuance of common stock to YA Global pursuant to the Purchase Agreement, this prospectus supplement also covers the resale of those shares from time to time by YA Global to the public. In connection with YA Global’s sale of our common stock, YA Global may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, or Securities Act, and compensation paid to YA Global may be deemed to be underwriting commissions or discounts. We have agreed in the Purchase Agreement to provide indemnification to YA Global against certain civil liabilities.
     We will file a prospectus supplement indicating the price and number of shares of common stock issued in connection with each sale of common stock under the Purchase Agreement.
     YA Global has informed us that it will use an unaffiliated broker-dealer to effectuate any sales of common stock that it may purchase from us pursuant to the Purchase Agreement. Such sales will be made on the New York Stock Exchange at prices and at terms then prevailing or at prices related to the then current market price. Each such unaffiliated broker-dealer may be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. YA Global has informed us that each such broker-dealer will receive commissions from YA Global which will not exceed customary brokerage commissions.
     Our common stock may be sold by YA Global in one or more of the following manners:
•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	to a broker-dealer as principal and resale by the broker-dealer for its account; or

•	a combination of any such methods of sale.
     YA Global has agreed that, during the term of the Purchase Agreement, neither YA Global nor its affiliates will engage in any short sales or hedging transactions with respect to shares of our common stock, provided that upon receipt of an advance notice YA Global may sell shares that it is obligated to purchase under such advance notice prior to taking possession of such shares.
     YA Global and any unaffiliated broker-dealer will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act and the Securities Exchange Act of 1934, or Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of our common stock by YA Global or any unaffiliated broker-dealer. Under these rules and regulations, YA Global and any unaffiliated broker-dealer:
•	may not engage in any stabilization activity in connection with our securities;

•	must furnish each broker which offers shares of our common stock covered by the Prospectus that is a part of our registration statement with the number of copies of such Prospectus and any prospectus supplement which are required by each broker; and

•	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.
     These restrictions may affect the marketability of our common stock by YA Global and any unaffiliated broker-dealer.

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